                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                                 (RULE 13d-101)

  Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                    Under the Securities Exchange Act of 1934

                                 AMENDMENT NO. 2

                                  ORGANIC, INC.

                -------------------------------------------------

                                (Name of Issuer)

                         COMMON STOCK, $.0001 PAR VALUE

                -------------------------------------------------

                         (Title of Class of Securities)

                                    68617E101

                -------------------------------------------------

                                 (CUSIP Number)

                                MICHAEL HUDES
                                   MANAGER
                             ORGANIC HOLDINGS LLC
                             601 TOWNSEND STREET
                       SAN FRANCISCO, CALIFORNIA 94103
                                (415) 581-5300

               --------------------------------------------------

   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                December 3, 2001

                -------------------------------------------------

                   (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

                                                               PAGE 2 OF 7 PAGES

        NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 68617E101                   13D/A                 PAGE OF 3 OF 7 PAGES

================================================================================

(1)     Names of Reporting Person
        I.R.S. Identification No. of Above Person (Entities Only)

        Organic Holdings LLC
--------------------------------------------------------------------------------

(2)     Check the Appropriate Box if a Member of a Group                (a)  [X]
                                                                        (b)  [ ]

--------------------------------------------------------------------------------

(3)     SEC Use Only

--------------------------------------------------------------------------------

(4)     Source of Funds

        OO
--------------------------------------------------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)[ ]

        NOT APPLICABLE
--------------------------------------------------------------------------------

(6)     Citizenship or Place of Organization

        DELAWARE
--------------------------------------------------------------------------------
                          (7)     Sole Voting Power

                                  --
                          ------------------------------------------------------
         Number of        (8)     Shared Voting Power
           Shares
        Beneficially              --
          Owned by        ------------------------------------------------------
            Each          (9)     Sole Dispositive Power
         Reporting
        Person With               --
                          ------------------------------------------------------
                          (10)    Shared Dispositive Power

                                  --
                          ------------------------------------------------------

--------------------------------------------------------------------------------

(11)    Aggregate Amount Beneficially Owned by Each Reporting Person

        0
--------------------------------------------------------------------------------

(12)    Check if the Aggregate Amount in Row (11) Excludes Certain Shares
        [ ]
--------------------------------------------------------------------------------

(13)    Percent of Class Represented by Amount in Row (11)

        0%
--------------------------------------------------------------------------------

(14)    Type of Reporting Person

        HC
--------------------------------------------------------------------------------

CUSIP No. 68617E101                   13D/A                 PAGE OF 4 OF 7 PAGES

================================================================================

(1)     Names of Reporting Person
        I.R.S. Identification No. of Above Person (Entities Only)

        Jonathan Nelson
--------------------------------------------------------------------------------

(2)     Check the Appropriate Box if a Member of a Group                (a)  [X]
                                                                        (b)  [ ]

--------------------------------------------------------------------------------

(3)     SEC Use Only

--------------------------------------------------------------------------------

(4)     Source of Funds

        OO
--------------------------------------------------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)[ ]

        NOT APPLICABLE
--------------------------------------------------------------------------------

(6)     Citizenship or Place of Organization

        DELAWARE
--------------------------------------------------------------------------------
                          (7)     Sole Voting Power

                                  --
                          ------------------------------------------------------
         Number of        (8)     Shared Voting Power
           Shares
        Beneficially              --
          Owned by        ------------------------------------------------------
            Each          (9)     Sole Dispositive Power
         Reporting
        Person With               --
                          ------------------------------------------------------
                          (10)    Shared Dispositive Power

                                  --
                          ------------------------------------------------------

--------------------------------------------------------------------------------

(11)    Aggregate Amount Beneficially Owned by Each Reporting Person

        0
--------------------------------------------------------------------------------

(12)    Check if the Aggregate Amount in Row (11) Excludes Certain Shares
        [ ]
--------------------------------------------------------------------------------

(13)    Percent of Class Represented by Amount in Row (11)

        0%
--------------------------------------------------------------------------------

(14)    Type of Reporting Person

        IN, HC
--------------------------------------------------------------------------------

                                                               PAGE 5 OF 7 PAGES

        This amendment (this "Amendment") amends and supplements the information set forth in the Statement on Schedule 13D originally filed on June 25, 2001 and as amended on September 26, 2001, relating to the common stock, par value $0.0001 per share (the "Common Stock"), of Organic, Inc. (the "Issuer"). In addition to the Items specified below, each other Item of the Statement to which the information set forth below is relevant is amended hereby.

Item 4. Purpose of Transaction.

        On September 18, 2001, Seneca Investments LLC ("Seneca"), E-Services Investments Organic Sub LLC, Organic Holdings LLC and Jonathan Nelson entered into a Share Purchase Agreement, pursuant to the terms and conditions of which Seneca agreed to acquire all of the outstanding shares of capital stock of Cinagro, Inc. ("Cinagro"), a wholly owned subsidiary of Organic Holdings. As of such date, Cinagro held 51,954,975 shares of Common Stock of the Issuer (58.7% of the total outstanding shares of Common Stock). On December 3, 2001, the Share Purchase Agreement was amended in various respects, including, but not limited to, (i) reducing the cash amount payable early in the earn-out period from $16.2 million to $8.5 million, (2) providing that most of Organic Holdings' representations and warranties relating to the Issuer would terminate as of the closing of the purchase, and (3) limiting Organic Holdings' rights in respect of covenants regarding acquisitions, divestitures and other transactions involving the Issuer during the earn-out period. A copy of the amended Share Purchase Agreement is attached as Exhibit 1, and the foregoing description is qualified in its entirety by reference to the full text of the amended Share Purchase Agreement.

        Immediately after such amendment, Organic Holdings sold all of the shares of Cinagro, including the 51,954,975 shares of Common Stock of the Issuer, to Seneca pursuant to the terms and conditions of the Share Purchase Agreement for $8.5 million. Giving effect to the sale, Organic Holdings LLC and Jonathan Nelson cease to beneficially hold any shares of the Issuer, and Seneca beneficially owns 71,603,076 shares of Common Stock, or 80.9% of the total outstanding shares of Common Stock of the Issuer, as of the date of this Amendment.

                                                               PAGE 6 OF 7 PAGES

        References to, and descriptions of, the Agreement as set forth above in this Item 4, are qualified in their entirety by reference to the copy of the Agreement included as Exhibit 1, to this Schedule 13D/A, and is incorporated in this Item 4 in its entirety where such references and descriptions appear.

Item 5. Interest in Securities of the Issuer.

        (a) The Reporting Persons do not own any shares of the Common Stock.

        (b) The Reporting Persons do not have shared power to vote and dispose of any shares of Common Stock.

        (c) The response to Item 4 hereof is incorporated herein by reference.

        (d) The response to Item 4 hereof is incorporated herein by reference.

        (e) The Reporting Persons ceased to be the beneficial owner of more than five percent of the Common Stock as of December 3, 2001.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

        The response to Item 4 hereof is incorporated herein by reference. Except as set forth in this Schedule 13D/A, to the best knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power or investment power over the securities of the Issuer.

Item 7. Material to Be Filed as Exhibits.

        Item 7 is hereby amended by replacing Exhibit 1 with the following:

        Exhibit No.

        Exhibit 1. Share Purchase Agreement, dated September 18, 2001, as amended on December 3, 2001, by and among Organic Holdings LLC, Seneca Investments LLC, E-Services Investments Organic Sub LLC, and Jonathan Nelson.

                                                               PAGE 7 OF 7 PAGES

                                    SIGNATURE

        After reasonable inquiry and to the best of the undersigneds' knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  December 7, 2001

                                            ORGANIC HOLDINGS LLC.


                                             /s/  Michael Hudes
                                            ------------------------------------
                                            Name:   Michael Hudes
                                            Title:  Manager



                                            JONATHAN NELSON



                                            /s/   Jonathan Nelson
                                            ------------------------------------

                                  EXHIBIT INDEX

        Exhibit No.
        -----------

        Exhibit 1 Share Purchase Agreement, dated September 18, 2001, as amended on December 3, 2001, by and among Organic Holdings LLC, Seneca Investments LLC, E-Services Investments Organic Sub LLC, and Jonathan Nelson.